FILE NO. 333-
                                                                 CIK #0001689994


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                             Registration Statement
                                       on
                                    Form S-6


For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust: INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1349

B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

D.   Name and complete address of agents for service:

        MORGAN, LEWIS & BOCKIUS LLP              INVESCO CAPITAL MARKETS, INC.
        Attention: Thomas S. Harman, Esq.        Attention: John M. Zerr, Esq.
        1111 Pennsylvania Avenue NW              11 Greenway Plaza
        Washington, DC 20004-2541                Houston, Texas 77046-1173

E. Title of securities being registered: Units of fractional undivided beneficial interest

F.   Approximate date of proposed sale to the public:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

                   Preliminary Prospectus Dated March 4, 2020

                   INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1349

                 Quality Municipal Income Trust, 10-20 Year 105

   The attached final prospectus for a prior series of Invesco Unit Trusts, Municipal Series 1344 (the "Prior Series") is hereby used as a preliminary prospectus for the above stated series (the "New Series"). The narrative information and structure of the attached final prospectus for the Prior Series will be substantially the same as that of the final prospectus for the New Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in the New Series is not now available and will be different since the New Series has a unique portfolio. Accordingly, the information contained herein with regard to the Prior Series should be considered as being included for informational purposes only. Ratings of the securities in the New Series are expected to be comparable to those of the securities deposited in the Prior Series. However, the Estimated Current Return for the New Series will depend on the interest rates and offering prices of the securities in the New Series and may vary materially from that of the Prior Series.

   Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

   (Incorporated herein by reference is the final prospectus from Invesco Unit Trusts, Municipal Series 1344 (Registration No. 333-227988) as filed on January 9, 2020, which shall be used as a preliminary prospectus for the New Series).

   The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                       CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Signatures.
         The Written Consents of Legal Counsel, Evaluator and Independent
            Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799), as filed with the U.S. Securities and Exchange Commission on May 18, 2005.

     1.5  Form of Master Agreement Among Underwriters. Reference is made to
          Exhibit 1.5 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-165240) as filed with the U.S. Securities and Exchange Commission on June 2, 2010.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240), as filed with the U.S. Securities and Exchange Commission on June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1989 (File No. 333-232131), as filed with the U.S. Securities and Exchange Commission on August 13, 2019.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408), as filed with the U.S. Securities and Exchange Commission on March 12, 2015.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Municipal Series 1349, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 4th day of March, 2020.

                                      INVESCO UNIT TRUSTS, MUNICIPAL SERIES 1349
                                                                    (Registrant)

                                               By: INVESCO CAPITAL MARKETS, INC.
                                                                     (Depositor)


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 4, 2020 by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)


---------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.